

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 1, 2016

Abbie C. Celniker, Ph.D.
President and Chief Executive Officer
Eleven Biotherapeutics, Inc.
215 First Street, Suite 400
Cambridge, MA 02142

> **Re: Eleven Biotherapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2016**
> **File No. 001-36296**

Dear Dr. Celniker:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Information About the Special Meeting and Voting

Q: What activities does Eleven intend to engage in following the effectiveness…, page 8

1.   We note your disclosure that you will continue to explore strategic alternatives, including the sale of the company, a strategic partnership or a business combination with one or more parties or the licensing, sale or divestiture of some of your assets or proprietary technologies that are not related to the License Agreement. Please revise your disclosure to describe more specifically the nature and extent of your operations following the execution of the license agreement. If your operations will be limited exclusively to a review of strategic alternatives, please revise to so state.

2. We note your disclosure that you may consider making a distribution to your stockholders of all or a portion of the payments from Roche under the License Agreement. Please expand your disclosure to indicate the factors you will consider in making this decision and when you plan to make it. In addition, clarify the consequences, both to shareholders and to the value of the company, of such a distribution. Finally, please advise us as to whether you will seek subsequent shareholder approval of any distribution, and if not, why such approval would not be required under Delaware law. We may have further comment upon reviewing your response.

Available Information, page 39

3. We note that you have incorporated by reference certain of the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e) to Schedule 14A. As you do not appear to meet the requirements for use of Form S-3, please revise the Schedule 14A to include the information required by Item 14(c). Alternatively, please advise us if you intend to rely upon Item 14(e)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the proxy statement to stockholders at the same time as you send them the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Brian A. Johnson
        WilmerHale LLP